

The premier video commerce platform

Ajay Bam - CEO & Co-Founder
ajay@vyrill.com

Endorsed by  FORRESTER®

Convert consumer video habits and video data into revenue

Vyrill, a video commerce company, helps brands and retailers increase revenue and find new customers by leveraging commerce video such as authentic and branded video reviews, feedback, unboxing, how to videos etc. from social media, web or direct from smartphones for insights, demand-generation and content marketing.

Vyrill is a google for commerce videos and Vyrill can google inside the video.





Founding Team





Ajay Bam – CEO

13+ years in e-commerce
Experience in mobile & marketing
1 Exit of $30M
MBA, MS – computer science

Dr. Barbara Rosario - CTO

10+ years in Artificial Intelligence
Machine Learning & Natural Language Processing
Ph.D. in machine learning and natural language processing.

Solid startup and technical backgrounds from U.C.Berkeley & Babson

Advisor : Dr. Michael Jordan (AI Guru at U.C.Berkeley)



New Normal : Lockdown in Covid

Shopper Journey



- **Awareness**
- **Consideration**
- **Purchase**


87% Consumers that begin their searches : Google, Youtube, Bing


400% increase in video uploads and consumption


10x User generated video reviews get **10x** views > than Brand generated videos **X**


Online sales growing 50% to 500% in many categories


82% Consumers that say videos nailed purchase decision'

vyrill

During Covid, Amazon launched “Watch & Buy” store







amazon prime
All
Hello, AJAY
Account & Lists
Returns
& Orders
Prime
Cart
Deliver to AJAY
San Franc... 94114
Fresh
Whole Foods
Prime Video
Best Sellers
Find a Gift
AJAY's Amazon.com
Help
Browsing History
Today's Deals
New Releases
Gift Cards
Gift ideas for Dad
Watch & Shop
by Amazon Launchpad
Watch & Shop > Unique Finds
HOME
UNIQUE FINDS
TECH & GADGETS
TRAVEL & TRANSPORT
BEAUTY & HEALTH
FOOD & BEVERAGE
TOYS & TOTS
PAWS & PALS
MORE
Statgear's door opener is made out of 100% brass, which is inherently antimicrobial. Keep your hands off of filthy door handles.
Learn more

amazon

- 35 product categories
- 250M+ video reviews, how-to videos aggregated from shoppers

vyrill

5

The Retailer/Brand Problem :

Making massive user generated commerce video content useful

Video content on 6+ platforms / web







TR*LL*ER

SNAPCHAT

\+

Content on Phones




How can I know **who is talking** about my brand and **what they are saying** (<u>inside</u> the videos)?

How do I find the **best video reviews** for my products?

What about **my competitors**?



Vyrill Core Technology - Matching millions of commerce videos on social to products, categories, brands, & keywords



Revlon Super Lustrous Lipstick

Porsche Panamera 2019







Cheez-It Scrabble Junior





Vyrill's Core Technology

analyzes video text, audio and images with 8 Video Data Sets
to determine the best and worst of video



DEMOGRAPHICS & DIVERSITY

See age, gender, and ethnicity data for any video or collection and fill your gaps diversity wise.

VIDEO STATS DATA

See vitals like the activity of likes, comments and views, and number of followers.

TRENDING CONTENT

Sort by videos and influencers that had an increase in likes, views, shares, and comments.

BRAND SAFETY

Detect unsafe language and scenes to ensure only brand safe influencers and videos.

SENTIMENT

Identify positive and negative reviews and comments.

SCENE

Identify the scenery in a video such as an object, logo, environment or landmark.

TRANSCRIPTS

Search by keywords or phrases for both relevance and to discover popular words.

TOPICS

Identify and filter by topics such as tutorials and reviews to easily understand a videos purpose.

8
user-generated video content data sets

PATENT PENDING

Google & Vyrill can take you to the video.
Only Vyrill can help you google inside the video.

 **vyrill**

Vyrill Product - unlock the potential of what's inside the video.



Data Sources

Social

Proprietary

Video Matching

Scan For:
Key Words
Brands
Products
Topics

Processing

AI/ML
NLP
Computer Vision

Output

Video List

Influencers List

Products

Capture

Insights

Licensing

Convert

Delivery

SaaS
Dedicated
Dashboard
API

Widget
Browser
Extension
Website
embed

Scan, matching, analysis and verification
at massive scale





vyrill

vyrill

Content Marketing Reimagined

MORE CONTENT

10 ~ 38%

Average growth in authentic
visual assets per campaign

LOWER COSTS

80%

Reduce cost of licensing

SAVE TIME

90%

Reduce time to search,
analyze and develop
insights and authentic
content

BETTER RESULTS

78%

Increase in conversion and
engagement



Traction

- 200% increase in sales leads due to Covid as video consumption is up

- 57+ brand customers including top fortune 500 customers

- 3M+ video reviews / unboxing / how-to/DIY videos analyzed in past 18 months

- $300K+ in revenue



With 400% growth in user generated video consumption and creation during Covid, Vyrill is growing with new brand signups.

We are happy to provide brand names upon request as we cannot publish them here for privacy and competitive reasons



Intellectual Property

Use Case Feature
Diversity and Demographics visualization Provisional Patent filed – 5th July, 2019
Product-Video Aggregation & Analysis
Automatic Video Content Creation
Brand Safety Scoring

vyrill

PATENT PENDING

Competition – Functions & Features

Powered by Artificial Intelligence	Vyrill	Brand Watch	TrustPilot	Bazaarvoice	STACKLA
AI Powered	●	●	●	●	●
Video to product, category, brand matching	●	○	○	○	○
24x7 monitoring of Trending video content	●	◔	○	○	○
360 insights of video content - sentiment, topic, scene, demographic, influencer, brand safety & emotions	●	◔	○	○	○
Competitor video tracking and insights	●	○	○	○	○
Video (reviews) licensing	●	○	○	○	◔
Video Content marketing to E-commerce platforms/social	●	○	◔	◔	◔



Verticals



Electronics



Beauty



Automotive



Airlines



CPG



Sports



Entertainment

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Market - Size

(11) X (40K+ Per vertical) X ($5K /month)

Verticals   Brands/Retailers   Average Revenue

$2,200,000,000+

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Business model

- SAAS
  - Enterprise – Plans start at $40K+ per year
  - SMB – Plans start at $2400+ per year

- Licensing
  - Flat fee per transaction for volume transactions
  - 20% success fee for individual transactions

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Funding – Terms & Usage

- Previous Angel Raise ($2.1M)
    - Accelerators – U.C.Berkeley Skydeck, Gener8tor
    - Angel/Early Stage investors
- Current Seed Raise – Reach ($1.5M ARR in 12 months)
    - $3 million
- Future Round
    - Series A
    - $8M - $10M
    - Dec 2022



Current Seed Raise - $3Million

35%
Sales &
Marketing
$1.05M
40%
Talent
$1.2M
25%
Infrastructure
$750K

Reasonable terms and proper usage of capital



vyrill



Ajay Bam
ajay@vyrill.com

Thank you!

